FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: December 15, 2004                                                                By :    /s/David Patterson/s/
              Title:     Chairman

TERRA NOVA GOLD CORP.
Management’s Discussion and Analysis
Three Months Ended October 31, 2004

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Terra Nova Gold Corp. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended October 31, 2004 and related notes thereto. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is December 15, 2004.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties with potential for gold and copper deposits. The Company has projects in the Cape Ray and South Quinn areas of Newfoundland and the San Diego area of Mexico. The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols TGC and GLT respectively.

Exploration Projects

San Diego Property, Mexico

The San Diego Project is a new, undrilled, porphyry copper project in Michoacan State, Mexico. The 82 square kilometre project has an excellent well defined target and good potential to develop additional adjacent targets. The Company is earning a 50% interest in the San Diego Project from Noranda Exploration Mexico, S.A. de C.V.

The San Diego Property is located 200 kilometres west-southwest of Mexico City and 70 kilometres south of Morelia, the state capital of Michoacan and is within the major structural trend that hosts the world class porphyry copper deposits in the southwest United States and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora-Sinaloa, and Michoacan-Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives.

Attention was initially drawn to the San Diego project area as a result of a regional silt sampling program conducted by the Mexican government's Consejo de Recursos Minerales in 1998. The area had received little exploration attention in the past, as access was restricted to horseback or mule, until the government constructed a 26 kilometre truck road into the area in 2001. In January 2003, Noranda constructed a 9 kilometre long bulldozer trail that leads to the center of the porphyry mineralization.

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, defined an extensive copper silt and soil anomaly, approximately 2.5 kilometres by 1 kilometre, and strong hydrothermal alteration associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system. Interestingly, there is also a molybdenum soil anomaly coincident with the copper and gold soil anomalies. The molybdenum anomaly has values greater than 10 ppm with spot highs greater than 200 ppm.

2004 Work Program – San Diego

In advance of diamond drilling, a 1,077 line kilometre airborne magnetic survey covering an area of 12.5 kilometres by 12.5 kilometres was completed on the San Diego Property. The survey appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

The soil geochemical grid has also been extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly has been expanded to 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values.

A more subtle copper geochemical anomaly, (greater than 100 ppm) with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance.

A 35 line kilometre Induced Polarization (IP) survey on 600 metre spaced lines is underway. The results of the IP survey will be used in conjunction with geology and geochemistry to identify and prioritize drill targets.

Site preparations for a 3,000 metre diamond drill program are in progress and drilling is scheduled to begin in early January.

The Company has committed to spending CDN$1,000,000 on exploration by May 31, 2005. Exploration work is being conducted by the project operator, Noranda Exploracion Mexico, S.A. de C.V., under the guidance of a management committee comprised of representatives from the Company and Noranda.

Cape Ray Property, Newfoundland

In August 2002, the Company entered into an option agreement with South Coast Ventures Inc. to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland.

The Cape Ray Gold Property is an advanced stage exploration property, consisting of 46 claims, with four known deposits related to the Cape Ray Fault Zone. The Property has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Since entering into the option agreement to acquire the Cape Ray Property, the Company has carried out four exploration programs: 1) the Fall 2002 program; 2) the Spring 2003 program; 3) the Fall 2003 program, and 4) the Fall 2004 program. A summary of the Fall 2004 program was provided in the company’s September 30, 2004 and November 1, 2004 news releases.

Fall 2004 Program – Cape Ray

The 2004 program was designed to establish the continuity and grade between existing intersections of known mineralization, to test for extensions of known mineralization, and to test for additional mineralization between the 04 and 41 deposits. The 04 system has two primary viens, known as the A vein and the B vein, as well as smaller ancillary veins. The Fall 2004 Program was reported on in detail in the Company’s news releases dated September 30, 2004 and November 1, 2004.

2,914 metres of NQ diamond drilling were completed in the 2004 program, consisting of eleven diamond drill holes.

The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target. CR-04-19 was drilled along the eastern strike of the 04 deposit and did not intersect any significant mineralization. CR-04-17 was drilled to test the down-plunge extensions of the A vein. The hole did not flatten as expected and deviated too far east of the projected plunge line, however a number of lower grade gold intersections were encountered.

CR-04-12, 14, 15, 16 all intersected multiple zones of significant gold mineralization. These four holes tested gaps in known mineralization, primarily in the A vein, and were drilled from 12.5 to 30 metres away from previously drilled holes. Assay results from the A vein were 10.10 g/t gold over 7.95 metres in CR-04-12, 32.35 g/t gold over 3.06 metres in CR-04-14, 10.37 g/t gold over 0.91 metres in CR-04-15 and 6.45 g/t gold over 7.32 metres in CR-04-16. The B vein was intersected in WR-04, 12, 14 and 15 and ancillary gold veins were intersected in all four holes. The results provide greater confidence in the continuity and grade of known mineralization.

CR-04-18 was drilled to test the A vein 100 feet down-dip of PB-198 (6.13 g/t gold over 12.2 m) and up-dip of CR-03-05 (9.8 g/t gold over 3.0 m). The hole intersected two narrow zones of gold mineralization (4.56 g/t gold over 1.83 m and 2.76 g/t gold over 4.57 m), which are interpreted to represent the A vein projection. The hole also intersected 9.06 g/t gold over 0.91 m in the B vein.

CR-04-20 was drilled to test for mineralization between the 04 and 41 deposits and intersected two narrow zones of gold mineralization (3.0 g/t gold over 0.91 m and 3.0 g/t gold over 0.91 m).

South Quinn Lake Property, Newfoundland

The Company has an option to acquire a 100% interest in the South Quinn Lake Property, which is comprised of 12 mineral claims located in central Newfoundland.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”) whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property. Bayswater carried out a 5 hole (376 metre) diamond drill program in July 2004, to test moderate to strong induced polarization anomalies coincident with anomalous gold soil geochemical values and mineralized quartz-arsenopyrite boulders. Assay results from the drilling were insignificant.

Results of Operations

The Company incurred a loss of $608,355 (2003 - $227,444) and a loss per share of $0.03 (2003 - $0.02) for the three months ended October 31, 2004. The Company’s 2004 loss has increased significantly due to two exploration projects underway during the first quarter which in turn has caused the Company to incur greater general and administrative costs.

The Company completed its 2004 drilling program on the Cape Ray property and continued to incur preliminary exploration costs on its San Diego property during the three months ended October 31, 2004. The exploration amounts are higher in 2004 because the company did not have the San Diego project in the first quarter of fiscal 2004 and the Cape Ray 2004 drilling program was more in depth compared to 2003.

Stock-based compensation amounted to $35,117 (2003 - $nil) because the Company extended the expiry date of 425,000 stock options. The Company did not grant any stock options during the first three months of fiscal 2004.

Management fees increased slightly as the Company’s business and projects required slightly more management time for the three months ended October 31, 2004. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company.

Promotion has increased significantly in 2004 compared to 2003. The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $3,500 per month. The Company has also engaged the services of Doyle Investments Inc. to provide North American public relations for an initial term of 12 months starting July 2004 at a cost of $3,500 per month. The Company attended an investment conference in Toronto in October 2004 and created and printed updated promotional material.

The main reason for the higher office and miscellaneous during 2004 is $23,500 of directors and officers liability insurance purchased in 2004.

The Company paid an arms-length private company $24,000 (2003 - $21,000) for accounting, secretarial and general administrative services and paid the same company $nil (2003 - $3,000) for rent.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position decreased by $582,986 during the three months ended October 31, 2004. The primary reasons for the decrease in working capital are the $429,562 spent on exploration of the Cape Ray and San Diego Projects and approximately $140,000 spent on general and administrative expenditures.

The Company did not generate any cash flow from the issuance of common shares during the three month period but did redeem a net $780,226 of short term investments in order to fund its exploration activities and general and administrative expenditures. Accounts payable and accrued liabilities increased by approximately $105,000 primarily because of the Cape Ray drilling program which was completed in October 2004.

The Company does not generate sufficient cash flow from operations to fund its exploration activities, acquisitions and administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

Exploration Commitments

The Company has the following cash and share commitments outstanding in order to keep its various option agreements in good standing:

For the Years Ended July 31	2005	2006	2007	2008	2009

Cash Payments

Cape Ray:
Option payments	$ 55,000	$ 125,000	$ 150,000	$ -	$ -
Exploration expenditures	450,000	500,000	550,000	-	-

San Diego:
Exploration expenditures	1,000,000	2,000,000	3,000,000	4,000,000	5,000,000

	$ 1,505,000	$ 2,625,000	$ 3,700,000	$ 4,000,000	$ 5,000,000

Share Payments

Cape Ray	$ 75,000	$ 150,000	$ 200,000	$ -	$ -

The Company has farmed out its South Quinn Lake option agreement to Bayswater Ventures Corp. (“Bayswater”) whereby Bayswater is responsible for making all of the cash, share and exploration payments in order to keep the option in good standing.

Selected Annual Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. All dollar amounts are in Canadian dollars.

For the Years Ended July 31	2004	2003	2002

Financial Results
Interest income	$ 33,543	$ 1,765	$ 435
Net Loss	$ 968,916	$ 665,834	$ 148,220
Basic and diluted loss per share	$ (0.05)	$ (0.09)	$ (0.04)

Financial Position
Working capital (deficit)	$ 2,230,498	$ (9,774)	$ 331,512
Total assets	$ 2,557,788	$ 210,974	$ 364,529
Share capital	$ 14,874,442	$ 11,794,888	$ 11,337,138
Stock options	$ 273,278	$ -	$ -
Deficit	$ 12,628,179	$ 11,659,263	$ 10,993,429

The Company’s net loss has increased over the three year period due to the Company’s increased activity in the exploration business. The Company has incurred exploration expenditures on its various properties during 2004 and 2003 and in turn it has spent more on general and administrative costs in order to manage and promote these exploration projects. New accounting rules for measuring stock option compensation came into effect in 2004 which has resulted in charging the fair value of stock options to operations with a corresponding credit to shareholders’ equity. Interest income has increased considerably in 2004 as the Company raised approximately $2,800,000 from private placements, much of which was invested in short term interest bearing investments.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-Oct-04	31-Jul-04	30-Apr-04	31-Jan-04	31-Oct-03	31-Jul-03	30-Apr-03	31-Jan-03

Interest income	$ 5,238	$ 7,674	$ 7,928	$ 10,137	$ 7,804	$ 374	$ 635	$ 249

Net loss	$ 608,355	$ 417,135	$ 291,724	$ 32,613	$ 227,444	$ 173,195	$ 17,725	$ 235,028

Basic and diluted
loss per share	$ (0.03)	$ (0.02)	$ (0.01)	$ -	$ (0.02)	$ (0.02)	$ -	$ (0.03)
The Company’s quarterly loss has generally increased every quarter over the last eight quarters because the Company has been spending more on exploration during this time. Interest income rose sharply in the October 2003 quarter as the Company completed a 2 million dollar financing and the cash on hand was invested in interest bearing investments.

Related Party Transactions

The Company’s transactions with related parties are disclosed in note 6 of the consolidated financial statements. In particular, the Company paid $25,625 (2003 - $5,000) to the CEO, $17,083 (2003 - $5,333) to the President for management and technical services and $4,300 (2003 - $10,000) to the exploration manager for management and technical services.

Outstanding Share Data

As at December 15, 2004, the Company had the following securities issued and outstanding:

Common shares23,508,050
Stock options3,735,000
Share purchase warrants4,274,826

Directors and Officers

David Patterson   Director and CEO
Harvey Keats   Director and President
Kerry Sparkes   Director
Rex Gibbons   Director
Laurie Sadler   Director
Shirley Mooney   Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended July 31, 2004 and 2003 and the Company’s Information Circular dated November 8, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.terranovagold.com.

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